Exhibit 99.1

Press release

Biophytis announces the drawing of the fourth tranche of ORNANE under the 2021 Atlas Contract

Paris (France) and Cambridge (Massachusetts, USA), December 29, 2023 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, today announces the drawing of a new tranche of Bonds Redeemable in Cash and New and Existing Shares (ORNANE) under its existing convertible bond agreement with Atlas, a specialized investment fund based in New York (United States).

On June 14, 2021, Biophytis announced a convertible line of €32 million from Atlas (the "Contract"), allowing the issuance of 1,280 ORNANE, at a par value of €25,000 each. The financing is structured in 8 successive tranches of €4 million each to be drawn by Biophytis over a 3-year period. This is the fourth drawing from the Contract and it is organized as follows:

-	An immediate issuance of 80 bonds for a total amount of €2 million
-	A complementary issuance of 80 bonds for a total amount of €2 million to take place on February 15, 2024

The ORNANE have a 24-month maturity from issuance and do not bear interest. The holder of ORNANE may request at any time to convert them during their maturity period, and at that time the Company will be able to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 115% of the principal. The Company keeps shareholders informed of the exercise of the ORNANEs and subsequent conversions, in the form of a summary table of the ORNANEs and the number of shares in circulation, which can be consulted on the Company's website.

Number of securities and dilution (assumptions)

As of December 18, 2023, based on 1,010,224,384 outstanding shares, assuming conversion on this day and a conversion price equal to the pricing period VWAP of €0.00547, dilution is reflected as follows:

Impact on a shareholder's 1% stake in the Company's capital prior to the transaction	Non diluted	Diluted
Before issuance of new ORNANE	1.00%	0.76%
Upon conversion of the ORNANE from tranche 4 of the Contract: issuance of 731,261,426 additional shares	0.58%	0.49%

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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